UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Global Eagle Entertainment Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37951D102
(CUSIP Number)

December 17, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]           Rule 13d-1(b)

 [x]           Rule 13d-1(c)

 [  ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Abrams Capital, LLC Abrams Capital Management, LLC Abrams Capital Management, L.P. David Abrams
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Abrams Capital, LLC - Delaware Abrams Capital Management, LLC – Delaware Abrams Capital Management, L.P. – Delaware David Abrams -- United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Abrams Capital, LLC - 0 shares Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares
6            Shared Voting Power

Abrams Capital, LLC - 2,839,264 shares
Abrams Capital Management, LLC – 3,000,000 shares
Abrams Capital Management, L.P. – 3,000,000 shares
David Abrams – 3,000,000 shares

Refer to Item 4 below.

7 Sole Dispositive Power Abrams Capital, LLC - 0 shares Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares
8            Shared Dispositive Power

Abrams Capital, LLC - 2,839,264 shares
Abrams Capital Management, LLC – 3,000,000 shares
Abrams Capital Management, L.P. – 3,000,000 shares
David Abrams – 3,000,000 shares

Refer to Item 4 below.

9
Aggregate Amount Beneficially Owned by Each Reporting Person

 Abrams Capital, LLC - 2,839,264 shares
Abrams Capital Management, LLC – 3,000,000 shares
Abrams Capital Management, L.P. – 3,000,000 shares
David Abrams – 3,000,000 shares

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) Abrams Capital, LLC - 5.67% Abrams Capital Management, LLC – 5.99% Abrams Capital Management, L.P. – 5.99% David Abrams – 5.99% Refer to Item 4 below.
12
Type of Reporting Person (See Instructions)

Abrams Capital, LLC – OO (Limited Liability Company)
Abrams Capital Management, LLC  – OO (Limited Liability Company)
Abrams Capital Management, L.P.  – OO (Limited Partnership)
David Abrams – IN

SCHEDULE 13G

Item 1

(a)	Name of Issuer
Global Eagle Entertainment Inc.
(b)	Address of Issuer’s Principal Executive Offices
4353 Park Terrace Drive, Westlake Village, California 91361

Item 2

(a)	Name of Person Filing
Abrams Capital, LLC Abrams Capital Management, LLC Abrams Capital Management, L.P. David Abrams
(b)	Address of Principal Business Office or, if none, Residence
Abrams Capital, LLC Abrams Capital Management, LLC Abrams Capital Management, L.P. David Abrams c/o Abrams Capital Management, L.P. 222 Berkeley Street, 21st Floor Boston, MA 02116
(c)	Citizenship
Abrams Capital, LLC - Delaware Abrams Capital Management, LLC - Delaware Abrams Capital Management, L.P. - Delaware David Abrams - United States
(d)	Title of Class of Securities
Common Stock, par value $0.0001 per share
(e)	CUSIP Number
37951D102

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned**
Abrams Capital, LLC - 2,839,264 shares Abrams Capital Management, LLC – 3,000,000 shares Abrams Capital Management, L.P. – 3,000,000 shares David Abrams – 3,000,000 shares

Item 4(b)	Percent of Class
Abrams Capital, LLC - 5.67% Abrams Capital Management, LLC – 5.99% Abrams Capital Management, L.P. – 5.99% David Abrams – 5.99%

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:
(i)	sole power to vote or to direct the vote
Abrams Capital, LLC - 0 shares Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares
(ii)	shared power to vote or to direct the vote
Abrams Capital, LLC - 2,839,264 shares Abrams Capital Management, LLC – 3,000,000 shares Abrams Capital Management, L.P. – 3,000,000 shares David Abrams – 3,000,000 shares
(iii)	sole power to dispose or to direct the disposition of
Abrams Capital, LLC - 0 shares Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares
(iv)	shared power to dispose or to direct the disposition of
Abrams Capital, LLC - 2,839,264 shares Abrams Capital Management, LLC – 3,000,000 shares Abrams Capital Management, L.P. – 3,000,000 shares David Abrams – 3,000,000 shares

** Shares reported herein for Abrams Capital, LLC (“Abrams Capital”) represent shares beneficially owned by private investment funds for which Abrams Capital serves as general partner. Shares reported herein for Abrams Capital Management, L.P. (“Abrams CM LP”) and Abrams Capital Management, LLC (“Abrams CM LLC”) represent the above-referenced shares beneficially owned by Abrams Capital and shares beneficially owned by another private investment fund for which Abrams CM LP serves as investment manager. Abrams CM LLC is the general partner of Abrams CM LP. Shares reported herein for Mr. Abrams represent the above referenced shares reported for Abrams Capital and Abrams CM LLC. Mr. Abrams is the managing member of Abrams Capital and Abrams CM LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

The percentages herein are calculated based upon (i) the statement in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on November 12, 2013, that there were 38,514,808 shares outstanding as of such date and (ii) the statement in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 18, 2013, that the Issuer entered into an agreement on December 17, 2013 to sell an additional 11,600,000 shares (assuming no exercise of the overallotment option granted to the underwriters thereof) in a transaction scheduled to close on December 20, 2013, pursuant to which transaction the Reporting Persons acquired the shares reported herein.

Item 5	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8	Identification and Classification of Members of the Group
Not applicable.
Item 9	Notice of Dissolution of Group
Not applicable.
Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2013

ABRAMS CAPITAL, LLC
By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.
By: Abrams Capital Management, LLC, its General Partner
By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC
By: /s/ David Abrams
David Abrams, Managing Member

DAVID ABRAMS
By: /s/ David Abrams
David Abrams, individually